Exhibit 99.4

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

May 14, 2014

To whom it may concern

UBIC, Inc.
Masahiro Morimoto
CEO and Representative Director
Meisan Takahama building 7F
2-12-23, Kounan, Minato-ku
Tokyo 108-0075, Japan
Tokyo Stock Exchange Mothers
(Code:2158)
The Nasdaq Stock Market
(Symbol:UBIC)
Further inquiries: Masami Yaguchi
Corporate Officer CAO
TEL 03-5463-6344

Notice Concerning Grants of Stock Options (Subscription Rights to Shares)

UBIC, Inc. (the “Company”) hereby announces as follows that its Board of Directors held on May 14, 2014 resolved to propose “Issuance of Subscription Rights to Shares as Stock Options” for resolution at the 11th Ordinary General Meeting of Shareholders to be held on June 24, 2014.

Notes

[Description of Proposal]

This is the proposal to approve delegating, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, the determination of the subscription requirements of subscription rights to shares to be issued as stock options to directors, statutory auditors, corporate officers (Shikko Yakuin), and employees of the Company, directors and employees of the Company’s subsidiaries.

In addition, since the gratis issuance of subscription rights to shares to directors or statutory auditors of the Company falls under their remunerations, etc. that are not monetary, and the amount of which is not fixed, it is also a proposal to approve the specific method for calculating the amount and their specific contents.

As for the amount of remunerations for directors and statutory auditors of the Company, the 9th Ordinary General Meeting of Shareholders held on June 22, 2012 approved that directors’ annual remuneration amount shall be not more than JPY 350,000,000 (excluding salaries received as employees), and the Extraordinary General Meeting of Shareholders held on February 6, 2007 approved that statutory auditors’ annual remuneration amount shall be not more than JPY 80,000,000, however, this proposal recommends approval for a separate category of remunerations for directors and statutory auditors.

1. Reasons for issuance of subscription rights to shares with particularly favorable conditions

The purpose is to further motivate the right holders’ motivation or morale to contribute to the Company’s performance on a consolidated basis, and further promote business aiming to increase stock value as well as raise statutory auditors’ awareness of appropriate audit to make contribution to improvement of the Company’s performance.

2. Details of issuance of subscription rights to shares (the “Share Options”)

(1) Persons entitled to the allotment of the Share Options

Directors, statutory auditors, corporate officers (Shikko Yakuin), and employees of the Company, directors and employees of the Company’s subsidiaries

(2) Class and number of shares covered by the Share Options

Up to 200,000 class A common shares of the Company.

Out of such number, up to 100,000 class A common shares for directors of the Company (including 30,000 for outside directors), and up to 30,000 class A common shares for statutory auditors of the Company.

In case of adjustment set forth below, the above number shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

Number of shares covered by one (1) Share Option (the “Number of Granted Shares”) shall be 10 class A common shares.  In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment.  Fractional shares resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(3) Total number of Share Options

Up to 2,000.

Out of such number, up to 1,000 Share Options for directors of the Company (including 300 for outside directors), and up to 300 Share Options for statutory auditors of the Company.

(4) Amount payable in exchange of the Share Options

No payment is required in exchange of the Share Options

(5) Manner of calculating the value of assets contributed in exercising the Share Options

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be as follows:

The Exercise Price is the amount obtained by multiplying by 1.05 the average of the closing prices of the Company’s common share on the Tokyo Stock Exchange on all trading days (excluding days where no trades were made) of the month preceding the month in which the Date of Allotment falls, and fractional yen resulting from said calculation shall be rounded up to the nearest yen; provided, however, that if that amount is less than the closing price of the Company’s common share on the Tokyo Stock Exchange on the Date of Allotment (or on the most recent day a trade was made if no trade was made on the Date of Allotment), then said closing price shall be the Exercise Price.  If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i)                  For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after		Exercise Price		1
adjustment	=	before	×	ratio of share split or reverse split
		adjustment

(ii)               If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise		Exercise		number		number of newly issued shares × amount paid per
Price		Price		of	+	share
after	=	before	×	issued		market price
adjustment		adjustment		shares
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii)            In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split, etc.

(6)  Period during which the Share Options can be exercised

Three (3) years from the date on which three (3) years have elapsed from the date following the Date of Allotment.

(7) Conditions to exercise the Share Options

(i)  Person to whom the Share Options are allotted (the “Share Option Holder”) must be either a director, statutory auditor, corporate officer (Shikko Yakuin) or employee of the Company or its subsidiaries at the time of exercising the option, except if such person resigns due to expiry of term of office, retires by age limit or terminates employment due to a company’s reason or if otherwise justified by the board of directors.

(ii)          No Share Option shall be inherited.

(iii)       No Share Option shall be partially exercised.

(iv)      All other conditions shall be as set forth in the “Agreement for Share Options Allotment”

to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the board meeting.

(8) Reason and conditions for acquisition of the Share Options

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders’ meeting of the Company or that a proposal to approve a stock swap agreement where the Company is to be wholly owned or a proposal to approve a stock transfer plan is approved at the shareholders’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(9) Restriction on acquisition of the Share Options by assignment

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(10) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options

(i) Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii) Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(11) Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (collectively, the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Article 236.1.8 (a) to (e) of the Companies Act of Japan (the “Reorganized Company”) to the Share Option Holder who has the Share Options remaining (the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i) Number of Share Options of the Reorganized Company to be delivered

The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii) Type of stock of the Reorganized Company covered by the share options

Common shares of the Reorganized Company

(iii) Number of shares of the Reorganized Company covered by the share options

To be determined in accordance with the above “(2) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv) Manner of calculation of the value of assets contributed to exercise the share options

Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (5) (iii) above by the number of shares of the Reorganized Company covered by such Share Option as determined under the item (iii) above.

(v) Period during which the share options can be exercised

From the day when the above “(6) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(6) Period during which the Share Options can be exercised” expires

(vi) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options

To be determined in accordance with the above “(10) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii) Restriction on acquisition of the share options by assignment

Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii) Reason and conditions for acquisition of the share options

To be determined in accordance with the above “(8) Reason and conditions for acquisition of the Share Options.”

(12) Fractional shares delivered upon exercise of the Share Options

Fractional shares delivered upon exercise of the Share Options shall be discarded.

3. The specific method for calculating the amount of remunerations, etc. for directors and statutory auditors

The amount for remunerations, etc. for directors and statutory auditors of the Company with respect to the Share Options shall be determined by multiplying the fair value of one (1) Share Option, calculated on the Date of Allotment, by the total number of the Share Options allotted to directors and statutory auditors incumbent on the Date of Allotment (up to 1,000 for directors (including 300 for outside directors), and up to 300 for statutory auditors).  The fair value of one (1) Share Option shall be calculated using the Black-Scholes model based on all conditions on the Date of Allotment including stock price of the Company and the Exercise Price, etc.  At present, the Company has four (4) directors (including two (2) outside directors) and three (3) statutory auditors, however, it will have four (4) directors (including two (2) outside directors) and three (3) statutory auditors from the conclusion of the 11th Ordinary General Meeting of Shareholders in case where the proposal regarding the election of directors and statutory auditors to be discussed at such meeting has been approved in its original form.

End